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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

Congo Airways Converts Embraer E175 Order to E190-E2 Jets

São José dos Campos, Brazil, May 26th, 2020 – Congo Airways have converted the firm order made in December 2019 for two E175 aircraft, with purchase rights for two more, into a firm order for two E190-E2 jets, with purchase rights for a further two. The new deal has a total value of USD 256 million at current list prices with all purchase rights exercised, and will be included in Embraer’s second quarter backlog.

Desire Bantu, CEO of Congo Airways said, “These new jets will be replacing our legacy turboprops and will allow us to extend our operations within the Democratic Republic of Congo, and regionally to West, Central, and Southern Africa. Despite the current difficult circumstances, the fundamentals of our market have not changed; so we expect the momentum we’ve seen in the past to redevelop. I said in December that we may need to make an additional order for E2s due to the agility required to adapt to market changes – we have now reached that point. As we prepare for future success, we will have the flexibility, and the right sized, most efficient aircraft, to serve our customers as the market returns.”

“It’s great to welcome another airline to the E2 and the Embraer family of operators, especially in Africa where the demand for regional travel had been growing strongly before the current crisis. Africa has long been a market with low frequencies and long thin routes. As airlines start ramp up their operations, the E2 family of aircraft is perfectly positioned to right size routes previously operated by narrowbodies, while keeping frequencies and adjusting capacity to new levels.” said Raul Villaron, Vice President Sales, Africa and Middle East, Embraer Commercial Aviation “We look forward to supporting Congo Airways as they continue to upgrade their offering to their customers.”

The aircraft will be configured in a dual class layout seating 96 passengers in total, with 12 staggered business class seats. Deliveries are expected to begin in the second quarter of 2022. This is second E2 order received from an African customer. There are currently 189 Embraer aircraft operating in Africa with 54 airlines in 27 countries.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers across the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleets of 80 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline network carriers.

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About Embraer

   PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100